SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)


              TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   880190103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Fred M. Stone, Esq.                    copy to: Allan S. Sexter, Esq.
Millennium Partners, L.P.                       Sexter & Warmflash
660 Fifth Avenue, 8th Floor                     115 Broadway
New York, New York 10103                        New York, New York 10006
(212) 841-4124                                  (212) 577-2800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 3 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 880190103                    13D                     Page 2 of 3 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MillenCo, L.P.   13-3532932

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

From the capital of MillenCo.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         375,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         375,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

Limited Partnership

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                     Page 3 of 3 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock ("Common Stock") of Templeton Emerging Markets Appreciation Fund, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394-3091.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by MillenCo, L.P. a Delaware limited partnership ("MillenCo"), a broker-dealer and member of the American Stock Exchange, whose principal office is at 666 Fifth Avenue, New York, New York 10103.

     The general partner of MillenCo is Millennium Management, LLC, ("Management") a Delaware limited liability company whose principal office is at 666 Fifth Avenue, New York, New York 10103.

     The sole manager of Management is Israel A. Englander, ("Englander") whose principal office is at 666 Fifth Avenue, New York, New York 10103.

     During the past five years, neither MillenCo, or Management nor Englander, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of the funds used to purchase the shares reported as beneficially owned was approximately $3,502,695. All of such funds were from the investment capital of MillenCo.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of the Common Stock owned by MillenCo and reported hereby were purchased for investment and with the view of addressing with the management of the Company the steps which may be taken to substantially reduce or eliminate the significant discount at which the shares of Common Stock trade from the net asset value thereof. These steps may include among others, changing the capital structure of the fund or advocating a reduction in the share capital of the Company. Furthermore, MillenCo may seek to obtain representation on the Company's Board of Directors. MillenCo may purchase additional shares of Common Stock, or alternatively sell shares of Common Stock, from time to time.

     Other than as set forth above, neither MillenCo, nor Management nor Englander, has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D (although it reserves the right to develop any such plans or proposals). MillenCo may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) MillenCo owns 375,700 shares of Common Stock, representing approximately 9% of the total number of shares of Common Stock outstanding. To the best knowledge of MillenCo, neither Management nor Englander owns any shares of Common Stock.

     (b) MillenCo has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by MillenCo.

     (c) Within the past 60 days, MillenCo purchased shares of Common Stock on the New York Stock Exchange as follows:

                                No. of Shares         Price per
       Date                       Purchased             Share
--------------------            -------------         ---------
     11/30/00                      6000                8.75
     11/20/00                      2000                9
     11/21/00                      4500                8.916667
     11/22/00                      4800                8.848958
     11/27/00                      7000                9.044643
     11/28/00                      13300               9.017387
     12/04/00                      2500                8.6875
     12/05/00                      1000                8.75
     12/06/00                      1600                8.9375
     12/07/00                      3300                9
     12/11/00                      1300                9.0625
     12/12/00                      2000                9.125
     12/13/00                      5400                9.111111
     12/14/00                      2000                9.125
     12/15/00                      3700                9.125
     12/19/00                      2000                9.125
     12/20/00                      5000                9.05
     12/21/00                      20400               9.119179
     12/22/00                      3000                9.166667
     12/28/00                      11200               8.90625
     12/29/00                      11000               8.881
     01/02/01                      14900               9.1875
     01/04/01                      12800               9.625
     01/05/01                      30000               9.6604
     01/08/01                      4000                9.5
     01/09/01                      3100                9.6229
     01/10/01                      68100               9.6661
     01/11/01                      36500               9.6155
     01/12/01                      6400                9.6875

     (d) and (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 18, 2001
                                  ----------------------------------------------
                                                   (Date)

                                  MillenCo. L.P.
                                  By: Millenium Management, LLC, General Partner

                                  By:
                                  ----------------------------------------------
                                                 (Signature)


                                  Israel A. Englander, Managing Member
                                  ----------------------------------------------
                                                 (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).